[redacted]ATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Pulse Data Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Quantum Yield Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Jim Durward
President
Quantum Yield Inc.
Suite 200
1414 – 8th Street SW
Calgary, Alberta, Canada T2R 1J6
Telephone Number: (403) 689-3901

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 19, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

1. Offer to Purchase and Circular dated June 19, 2007 *
2. Letter of Transmittal dated June 19, 2007 *
3. Notice of Guaranteed Delivery dated June 19, 2007 *
4. Press release dated June 19, 2007 *
5. Advertisement dated June 19, 2007 *
6. Press release dated June 29, 2007

---

* Previously filed with Form CB.

QUANTUM YIELD WITHDRAWS OFFER FOR PULSE DATA

FOR IMMEDIATE RELEASE

CALGARY, ALBERTA – June 29, 2007 – Quantum Yield Inc. ("Quantum") reports today that it has withdrawn its Offer dated June 19, 2007 to the shareholders of Pulse Data Inc. ("Pulse") (TSX: PSD) to acquire by way of take-over bid all of the common shares of Pulse. Since the Offer was commenced, Quantum has become aware that not all of the conditions of the Offer will be met and, as a result, has withdrawn the Offer.

For more information, please contact Jim Durward at (403) 689-3901 or email: jdurward@telus.net.

This news release contains forward-looking statements. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although Quantum believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements because Quantum can not give assurance that such expectations will prove to be correct. The forward-looking statements or information contained in this news release are made as of the date hereof and Quantum does not undertake any obligation to update publicly or revise any forward-looking statements or information, unless so required by applicable securities laws.

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

1. Alberta Securities Commission Cease Trade Order dated June 29, 2007

ALBERTA SECURITIES COMMISSION

CEASE TRADE ORDER

Citation: Pulse Data Inc., 2007 ABASC 465 **Date: 20070629**

Pulse Data Inc.

Background

1. On 19 June 2007 Quantum Yield Inc. ("**Quantum**") announced an offer (the "**Offer**") to purchase all of the outstanding common shares of Pulse Data Inc. ("**Pulse**").

2. Quantum described the terms of the Offer in a take-over bid circular dated 19 June 2007.

3. The Circular has been filed on SEDAR but has not been mailed to shareholders of Pulse.

4. Pulse applied to the Alberta Securities Commission (the "**Commission**") on 25 June 2007 for certain orders pursuant to sections 179(1)(a) and 198 of the *Securities Act*, R.S.A. 2000, c. S-4 (the "**Act**").

5. On 29 June 2007 Quantum announced that it had withdrawn the Offer and filed a notice to that effect on SEDAR.

Order

6. Having reviewed the submissions of Pulse, Quantum and Staff of the Commission, the Commission considers it to be in the public interest and useful for the purpose of providing certainty to participants in the capital market to order, with immediate effect:

    (a) under section 179(1)(a) of the Act, that the further distribution by Quantum of the Offer is restrained; and

(b) under section 198(1)(a) of the Act, that trading in or purchasing cease in respect of any security pursuant to or in connection with the Offer.

29 June 2007

For the Commission

"original signed by"
Stephen R. Murison

"original signed by"
Allan L. Edgeworth, P. Eng.

#2571742 v2

PART III. – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Quantum Yield Inc. concurrently with the filing of the Form CB on June 20, 2007.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUANTUM YIELD INC.

Jim Durward, President

July 3, 2007
(Date)

END